BB

SEC MAIL PROCESSING SECTION RECEIVED NOV 28 2005 WASH. D.C. 199

05044862

SEC[illegible] [illegible]ISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-38635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14497 North Dale Mabry Highway, Suite 215
(No. and Street)

Tampa (City) Florida (State) 33618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dwayne K. Calton 813-264-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Platt, Raulerson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

101 E. Mahoney Street (Address) Plant City, (City) Florida (State) 33563 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 03 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KG 12/29/05

OATH OR AFFIRMATION

I, Dwayne K. Calton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGE G. HARRINGTON, JR.
MY COMMISSION # DD 168981
EXPIRES: December 2, 2006
STATE OF FLORIDA
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

Notary Public

Signature

Dwayne K. Calton, President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALTON & ASSOCIATES, INC.
TAMPA, FLORIDA
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 AND 2004

CALTON & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 AND 2004

TABLE OF CONTENTS

Edwards, Platt, Raulerson & Company, P. A.
Certified Public Accountants and Consultants
P. O. Box 789 Plant City, Florida 33564-0789
(813) 752-4991 • (813) 752-6604 • FAX (813) 754-3073

J. B. Edwards, CPA (1884-1966)
Charles L. Edwards, CPA
Randell L. Platt, CPA
Daniel D. Raulerson, CPA
John Coakley, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2005 and 2004, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Edwards, Platt, Raulerson + Company

Edwards, Platt, Raulerson & Company
Plant City, Florida
November 15, 2005

FINANCIAL STATEMENTS

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2005 and 2004

ASSETS

	2005	2004
ASSETS:		
Cash	$ 3,093,811	$ 3,342,004
Investments	62,687	26,500
Receivables:		
Clearing agent	430,587	63,783
Commissions	341,991	122,870
Notes & other	4,780	32,722
Inventory	131,051	19,668
Property & equipment net of accumulated depreciation of $163,201 & $144,900, respectively	77,202	74,463
Prepaid expenses	-	1,856
Deferred tax asset	198,000	168,000
Deposits	205,442	214,131
Total assets	$ 4,545,551	$ 4,065,997

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
LIABILITIES:		
Accounts payable	$ 1,110	$ 12,941
Accrued expenses:		
Clearing agent	131,051	19,668
Commissions & Wages	894,803	638,534
Profit sharing	126,404	143,392
Income taxes	20,866	155,384
Other accrued expenses	753,116	596,870
Total liabilities	1,927,350	1,566,789
SHAREHOLDERS' EQUITY:		
Common stock:		
Class A: voting and participating stock, $1 par; authorized 3,750, issued 1,250 shrs, 902 shares outstanding.	1,250	1,250
Class B: non-voting and participating stock, $1 par; authorized 3,750, issued 1,250 shrs, 355 shares outstanding.	1,250	1,250
Additional paid in capital	252,460	252,460
Treasury stock	(1,719,261)	(1,719,261)
Retained earnings	4,082,502	3,963,509
Total shareholders' equity	2,618,201	2,499,208
Total liabilities and shareholders' equity	$ 4,545,551	$ 4,065,997

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 and 2004

	2005	2004
INCOME:		
Commissions on customer trading in:		
Direct participation	$ 2,735,248	$ 2,593,371
Investment company shares	1,987,931	1,768,944
Insurance products	1,808,629	1,440,292
Municipal bonds	961,238	1,384,412
Other commissions	3,189,842	2,610,532
Firm trading and investment gains	186,539	346,304
Dividend and interest income	235,501	215,857
Due diligence & other income	645,288	672,006
Total income	11,750,216	11,031,718
EXPENSES:		
Representatives' commissions and overrides	9,428,002	8,753,576
Clearing charges	341,190	374,504
Salaries and employee benefits	580,788	602,802
Communications expense	74,456	93,155
Occupancy and equipment costs	166,857	163,958
Other operating expenses	843,734	564,569
Depreciation and amortization	23,110	26,640
Interest expense	-	15,992
Taxes other than income	85,503	90,703
Total expenses	11,543,640	10,685,899
Income before provision for income taxes	206,576	345,819
Income tax expense	87,583	152,151
Net Income	$ 118,993	$ 193,668

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2005 and 2004

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2003	$ 2,500	$ 252,460	$ (1,719,261)	$ 3,800,009
Net income for the year ended September 30, 2004	-	-	-	193,668
Dividends				(30,168)
Balance at September 30, 2004	2,500	252,460	(1,719,261)	3,963,509
Net income for the year ended September 30, 2005	-	-	-	118,993
Balance at September 30, 2005	$ 2,500	$ 252,460	$ (1,719,261)	$ 4,082,502

See accompanying auditors' report and notes to financial statements.

CALTON ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 118,993	$ 193,668
Adjustments to reconcile net income		
Depreciation and amortization	23,110	26,640
Deferred tax expense (benefit)	(30,000)	(39,410)
(Increase) decrease in:		
Investments	(36,187)	35,850
Clearing agent receivable	(366,804)	815
Commissions receivable	(219,121)	(1,144)
Prepaid expenses	1,856	13,602
Deposits	8,689	(12,065)
(Decrease) increase in:		
Accounts payable	(11,831)	7,609
Commissions payable	256,269	6,766
Income tax payable	(134,518)	(68,329)
Other accrued expenses	156,246	3,409
Accrued profit sharing	(16,988)	6,792
Net cash (used for) provided by operating activities	(250,286)	174,203
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loans to related parties	-	(13,784)
Repayment of related party loans	27,942	221,026
Purchase of equipment	(25,849)	(6,508)
Net cash provided by investing activities	2,093	200,734
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends	-	(30,168)
Net cash provided by (used for) financing activities	-	(30,168)
(Decrease) Increase in cash and cash equivalents	(248,193)	344,769
Cash and cash equivalents-beginning of the year	3,342,004	2,997,235
Cash and cash equivalents-end of year	$ 3,093,811	$ 3,342,004

See accompanying auditors' report and notes to financial statements.

CALTON ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 and 2004

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2005	2004
Cash paid during the year for:		
Income taxes	$ 267,638	$ 258,428
Interest	$ 12,980	$ 12

See accompanying auditors' report and notes to financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Calton & Associates, Inc. is a registered securities broker-dealer and a member of the National Association of Securities Dealers (NASD), with headquarters in Tampa, Florida. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. The resulting commissions and clearing agent receivables are deemed to be fully collectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3 INVESTMENTS

Investments are comprised of securities held-to-maturity and trading securities.

Securities held-to-maturity

Debt securities held-to-maturity are carried at the lower of costs or market. Maturity of the individual instruments are between ten and twenty-five years at September 30, 2005. Original costs and carrying value are as follows:

NOTE 3 CONTINUED

2005		2004	
Costs	Carrying Value	Costs	Carrying Value
$ 10,550	$ 5,800	$ 10,522	$ 5,800

Trading securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise. Details of trading securities are as follows:

	Costs	Fair Value	Unrealized loss
2005	$ 67,316	$ 56,887	$ 10,429
2004	$ 59,100	$ 20,700	$ 38,400

NOTE 4 INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from two to over thirty years and are carried at fair value. At September 30, 2005 and 2004, there were no material differences between cost and fair value.

NOTE 5 FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at costs. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset, generally five to seven years. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2005	2004
Equipment	$ 186,115	$ 160,266
Furniture	45,995	50,804
Improvements	8,293	8,293
Accumulated depreciation	(163,201)	(144,900)
	$ 77,202	$ 74,463

NOTE 7 RELATED PARTY TRANSACTIONS

Prior to September 30, 2004 Calton Properties, Inc., a related party, was obligated to the Company under a note payable originally dated June 1, 1999, in the amount of $195,000. The original note had a stated interest rate of 8.75%, interest only due quarterly, with a maturity date of October 1, 2000. At maturity the note was modified to reflect changes in interest rates and extending the maturity, requiring quarterly payments of principal and interest in the amount of $4,500. During the year ended September 30, 2004, outstanding principal in the amount of $157,676 was collected in full.

The company has a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. The agreement does not provide for interest on the outstanding balance. At September 30, 2005 and 2004, amounts due the company under the agreements were $4,780 and $32,722, respectively.

NOTE 8 DEPOSITS

At September 30, deposits consist of the following:

	2005	2004
Clearing Agent deposit	$ 200,000	$ 200,000
Regulatory deposit	3,376	12,065
Insurance	2,066	2,066
	$ 205,442	$ 214,131

NOTE 9 PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $126,404 and $143,392 for 2005 and 2004, respectively, represent the lesser of the maximum contribution allowed or 11% of participant compensation.

NOTE 10 INCOME TAXES

At September 30, 2005 and 2004, the financial statements reflected income taxes currently payable in the amount of $20,866 and $155,384, respectively, and a deferred tax asset in the amount of $198,000 and $168,000, respectively. The deferred tax asset represent the estimated future tax consequences resulting from differences in book and tax depreciation methods, and limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Notes 11 regarding accrued legal & settlement costs.

The components of income tax expense are as follows:

	2005		
	Federal	State	Total
Current expense	$ 87,996	$ 29,587	$ 117,583
Deferred benefit	(24,000)	(6,000)	(30,000)
Income tax expense (benefit)	$ 63,996	$ 23,587	$ 87,583

See accompanying auditors' report.

NOTE 10 INCOME TAXES CONTINUED

	2004		
	Federal	State	Total
Current expense	$ 159,212	$ 32,349	$ 191,561
Deferred benefit	(33,893)	(5,517)	(39,410)
Income tax expense	$ 125,319	$ 26,832	$ 152,151

NOTE 11 COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space. Rent expense under the lease totaled $135,204 and $130,596 for 2005 and 2004, respectively. The Company is in the final stages of negoating a three year extension of the lease which expires in April 2006. At September 30, 2005 the aggregate liability under the lease, anticipating the three year extension, is as follows:

2006	121,568
2007	128,353
2008	132,194
2009	78,420
Thereafter	-
	$ 460,535

At September 30, 2004, The Company was engaged in several on-going lawsuits and arbitrations with individual customers asserting claims in excess of $1 million. Based on managements estimate of future costs and possible settlements associated with these matters the statement of financial condition reflected, at that date, accrued legal and settlement cost in the amount of $535,000. During the year The Company incurred costs of approximately $500,000 in settlement and continuing litigation costs.

At September 30, 2005, management estimates that future costs and possible legal settlements associated with new and continuing matters to be between $615,000 to over $1 million. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $615,000 under the caption "other accrued expenses".

NOTE 12 TREASURY STOCK

At September 30, 2005 and 2004, treasury stock consisted of 348 shares of class A and 895 shares of class B redeemed by The Company at a total costs of $1,719,261

NOTE 13 CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at two financial institutions. The Securities Investors Protection Corporation and the Federal Deposit Insurance Corporation insure funds with the clearing agent and financial institutions, respectively, up to a maximum of $100,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 14 CLEARING AGENT

The Company utilizes the services of Southwest Securities, Inc., a wholly owned subsidiary of Southwest Securities Group, Inc. for all transactions requiring the use of a clearing agent. Southwest Securities Group, Inc. is a publicly held company located in Texas.

NOTE 15 NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had net capital of $2,113,449, representing an excess over required net capital of $1,863,449. The ratio of aggregate indebtedness to net capital was 84% and 79% at September 30, 2005 and 2004, respectively.

NOTE 16 SUBSEQUENT EVENTS

On November 8, 2005, The Company closed it's bank account with Wachovia Bank. Proceeds in the amount of $1,167,506 were invested in a Government Money Market Fund through Wachovia Securities, Inc.

SUPPLEMENTARY SCHEDULES

CALTON & ASSOCIATES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED SEPTEMBER 30, 2005 and 2004

	2005	2004
Ownership equity	$ 2,499,208	$ 2,335,708
Net income (loss)	118,993	193,668
Dividends	-	(30,168)
Adjusted net worth	2,618,201	2,499,208
Subordinated loans	-	-
Total available capital	2,618,201	2,499,208
Non-allowable assets	(468,430)	(365,902)
Tentative net capital	2,149,771	2,133,306
Haircuts:		
Stock/warrants	8,533	3,105
Federal, State, and Municipal securities	6,164	1,855
Other securities	29,034	43,660
Undue concentration	-	-
Corporate obligations	6,737	-
Total haircuts	50,468	48,620
Net capital	2,099,303	2,084,686
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 1,849,303	$ 1,834,686
Aggregate indebtedness	$ 1,782,153	$ 1,647,121
Ratio of aggregate indebtedness to net capital	85%	79%

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period.	$ 341

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

See independent auditors' report.

CALTON & ASSOCIATES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
SEPTEMBER 30, 2005

1)	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.	$ -0-
	A) Number of items.	-0-
2)	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D.	$ -0-
	A) Number of items	-0-

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF RECONCILATION PURSUANT TO RULE 17A-D(d)(4)
SEPTEMBER 30, 2005

Net capital per FOCUS report	$	2,057,466
Net statement of operations impact of audit adjustments		61,428
Net increase in non-allowable assets resulting from audit adjustments		(5,445)
Net capital per supplementary schedule	$	2,113,449

See independent auditors' report.

REQUIRED REPORT

Edwards, Platt, Raulerson & Company, P. A.
Certified Public Accountants and Consultants
P. O. Box 789 Plant City, Florida 33564-0789
(813) 752-4991 • (813) 752-6604 • FAX (813) 754-3073

Member
American Institute of
Certified Public Accountants
Florida Institute of
Certified Public Accountants

J. B. Edwards, CPA (1884-1966)
Charles L. Edwards, CPA
Randell L. Platt, CPA
Daniel D. Raulerson, CPA
John Coakley, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In planning and performing our audit of the financial statements of Calton & Associates, Inc. (a Florida Corporation), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edwards, Platt, Raulerson + Company

Edwards, Platt, Raulerson & Company
Plant City, Florida
November 15, 2005